SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Board of Directors

ANNUAL GENERAL MEETING

PORTUGAL TELECOM, SGPS, S.A.

2nd April 2004

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 3 OF THE AGENDA:
(To resolve on the proposal of allocation of profits and reserves)

1.	The net profit of the financial year ended on 31st December 2003 was in the amount of 240,218,936 euros.

2.

In accordance with the law and the company’s articles of association, 5% of the net profit of the financial year is allocated to the legal reserve until the latter amounts to at least 20% of the share capital.

3.

On 31st December 2003, Portugal Telecom, SGPS, S.A.’s balance sheet shows negative retained earnings of 39,403,169 euros. Consequently, and in accordance with the legal provisions, the net profit of the financial year should be first applied to offset retained earnings.

4.

Therefore, as provided in article 30 of the company’s articles of association, the Board of Directors recommends to the Shareholders that a portion, in the amount of 39,403,169 euros, of the net profit of the financial year of 2003 of 240,218,936 euros, be applied to offset negative retained earnings, thus reducing the net profit to 200,815,767 euros.

5.

In compliance with the law and the company’s articles of association, the Board of Directors proposes that 10,040,788 euros, corresponding to 5% of the net profit of the year, be allocated to the legal reserve.

6.

Finally the Board of Directors, in view of Portugal Telecom’s present financial situation and assets and the aforementioned mandatory allocations of the net profit of the financial year, recommends to the Shareholders that, of the remaining yearly net profit in the amount of 190,774,979 euros, plus using 85,167,721 euros of free reserves (amounting to a total of 254,853,267 euros in the balance sheet on 31st December 2003), an amount of 275,942,700 euros be paid by way of dividends (corresponding to a dividend of 22 cents per share, with respect to the total amount of issued shares), upon which the amount of free reserves shall correspond to 169,685,546 euros.

7.

Also considering that the global sum of 275,942,700 euros, allocated in the preceeding number for dividends, was calculated, as is standard practice, on the basis of a unit dividend per share issued (in the present case, 22 cents per share), and that it is not possible to determine precisely the number of own shares that will be held in portfolio on the date of payment of dividends without limiting the company’s capacity of intervention, namely in the increase of liquidity of its securities, it is hereby recommended, with regard to the resolution for distribution of dividends as provided for in number six herein:

a)	that each issued share be paid the 22-cents unit dividend that presided over the preparation of the proposal;

b)	not to pay and to carry forward to a new account the unit amount corresponding to such shares as belong to the company itself on the first day of the dividend payment period.

8.

Also considering the right to a dividend vested on such shares as result from exercising the right to convert convertible bonds issued, it is further recommended, with regard to the resolution for distribution of dividends as provided for in number six herein:

a)	that each share entitled to a dividend resulting from exercising the right to convert convertible bonds issued be paid the said unit amount of 22 cents;

b)

that the payment in connection with each share resulting from exercising the right to convert convertible bonds issued be also carried out by using the remaining amount of free reserves after the distribution provided for in number six of this proposal.

9.

It is finally recommended to clarify that, in accordance with accounting rules, the amount of 995,031,540 euros recorded under “Adjustments to shareholdings in affiliated and associated companies” shall be recorded under “Retained earnings” at the pace and insofar as the dividends and reserves of the affiliated and associated companies under that heading are distributed to the company.

Lisbon, 2nd March 2004

The Board of Directors

Board of Directors

ANNUAL GENERAL MEETING

PORTUGAL TELECOM, SGPS, S.A.

2nd April 2004

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 5 OF THE AGENDA:
(To resolve on the ratification of the appointment to replace resigning members of Board Members (cooptação)

Whereas, following the resignation presented by the Board Members Mr. Israel Vainboim and Mr. Luís Augusto da Silva, the Board of Directors, as provided for in article no. 393, no. 1, item b) of the Companies Code, in its meetings of 23rd October 2003 and 2nd March 2004 respectively, has resolved to co-opt as directors Mr. Pedro Sampaio Malan and Mr. Luís de Melo Champalimaud;

Taking into account the provision in article no. 393, no. 2 of the Companies Code;

Recommendation is made:

1)

to ratify the appointment by the Board of the directors Mr. Pedro Sampaio Malan and Mr. Luís de Melo Champalimaud to replace the resigning members in the exercise of the office until the end of the term of office (2003-2005) of the other Board members;

2)	to express the acknowledgement and appreciation for the manner in which the resigning Mr. Israel Vainboim and Mr. Luís Augusto da Silva have performed their duties during the term of their office.

Lisbon, 2nd March 2004

The Board of Directors

Board of Directors

ANNUAL GENERAL MEETING

PORTUGAL TELECOM, SGPS, S.A.

2nd April 2004

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 6 OF THE AGENDA:
(To resolve on the purchase and disposal of own shares, including the acquisition in connection with the share buyback programme)

Whereas

A)	the commercial companies’ general regime with regard to the purchase and disposal of own shares;

B)	the convenience for the company in being able to continue to make use, in the general terms, of the possibilities that are inherent to such operations;

C)

that the same interest exists also with regard to subsidiaries, which may even be obligated to purchase or dispose of company shares, namely as provided in the terms of issue of own securities, an interest which, without prejudice to the provision in Article 319, no. 3 of the Companies Code, should also be provided for;

D)

that the Board of Directors made public its initiative of a general and articulated programme of stable acquisition of own shares (share buyback) and, besides a possible immediate capital reduction as may be resolved in the scope of item 7 of the Agenda, the Board of Directors may make use of other own shares acquired;

Recommendation is made:

1)

To approve the purchase by the company, or by any subsidiaries, present or future, of own shares, including any rights to the purchase or allotment thereof, subject to a decision by the Board of Directors of the acquiring company and in the following terms:

a)

Maximum number of shares to be purchased: up to the limit corresponding to ten percent of the share capital, with deduction of any disposals made, without prejudice to such quantity as may be required for fulfilling the buyer’s obligations provided for by law, by contract or by an issue of securities or arising from any contractual obligation to the execution of the company’s stock options plan, subject, should it be the case, to subsequent disposal and as provided for by law, of such shares as may exceed the said limit, and without prejudice to the acquisition of own shares for the purpose of executing a resolution for a capital reduction resolved by the general meeting, in which case the specific limits stipulated in the reduction resolution shall apply;

Subject to the requirements provided for by law and in this resolution, acquisition made by the Board of Directors within the scope of a share buyback programme is hereby approved, such acquisition being made in any of the forms provided for in this resolution, namely in item c) of this number 1).

b)	Time during which the acquisition may be made: eighteen months from the date of this resolution;

c)

Forms of acquisition: purchase of shares or rights of purchase or allotment of shares, at a price, in any form, in a stock exchange, or purchased from an entity acquiring shares from the company itself or at the stock exchange with which the company may have agreed the subsequent purchase within the scope of an equity swap agreement or any similar instruments, and purchase over-the-counter, in compliance with the principle of equality of shareholders as provided for by law, or acquisition by any way for or by virtue of the fulfilment of any obligation under the law or a contract, or conversion or exchange of convertible or exchangeable securities issued by the company or any subsidiaries, as provided for in the relevant terms of issue or any agreements executed with regard to any such conversion or exchange.

d)

Minimum and maximum consideration of acquisitions: the price of acquisition at a price should fall within an interval of fifteen percent greater or lesser with reference to the lower and the average listing price, respectively, of the shares to be purchased in the domestic exchanges during the 5 exchange sessions immediately preceding the date of purchase or the creation of the right to purchase or the allocation of the shares, or correspond to the price of purchase resulting from any contracted financial instruments or from the terms of issue, carried out by the company or any subsidiaries, of securities convertible in or exchangeable for company shares, or from contracts entered into in connection with such conversions or exchanges;

e)

Time of acquisition: to be determined by the Board of Directors of the acquiring company, taking into accountthe situation of the securities market and the convenience or obligations of the purchaser, the company or any subsidiary thereof, and being made in one or more times and in such proportions as the said Board of Directors may stipulate.

2)	To approve the disposal of own shares that have may been acquired, subject to a resolution of the selling company’s Board of Directors and in the following terms:

a)

Minimum number of shares to be disposed of: the number corresponding to the minimum block of shares which at the time of disposal is legally stipulated for the shares of the company, or such lesser quantity as may be sufficient to fulfil any obligation undertaken by virtue of the law, a contract or the issue of other securities;

b)	Time during which the disposal may take place: eighteen months from the date of this resolution;

c)

Forms of disposal: disposal at a price in any form, namely by sale or exchange, to be made at the stock exchange or over-the-counter to certain entities designated by the selling company’s Board of Directors, in compliance with the principle of equality of shareholders as provided for by law, or any gratuitous disposal within the scope of an allocation to employees, in a total maximum limit equal to the amount corresponding to 50 shares per employee or where the disposal is decided within the scope of or in connection with a proposal of allocation of profits or distribution of reserves in kind, without prejudice of, in the case of any disposal in fulfilment of an obligation or arising from the issue of other securities by the company or subsidiary or of contracts related to such issue, or contractual obligation to comply with the stock options plan of the company, it being made in accordance with the relevant applicable terms and conditions;

d)

Minimum price: a consideration of no more than fifteen percent below the average listing price in the domestic stock exchange of the shares to be disposed of during the 5 exchange sessions immediately prior to the disposal, or such price as may be stipulated or result from the terms and conditions of issue of other securities, namely convertible or exchangeable securities, or from any contract entered into in connection with such issue, conversion or exchange, in the case of a disposal arising therefrom;

e)

Time of disposal: to be determined by the Board of Directors of the selling company, taking into accountthe conditions of the securities market and the convenience or obligations of the seller, the company or any subsidiary, and made in one or more times and in such proportions as the such Board of Directors may stipulate.

Lisbon, 2nd March 2004

The Board of Directors

Board of Directors

ANNUAL GENERAL MEETING

PORTUGAL TELECOM, SGPS, S.A.

2nd April 2004

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 7 OF THE AGENDA:
ADDITIONAL PROPOSAL
(PROPOSAL I)

(To resolve on a possible reduction of the share capital, namely a reduction in up to 125,428,500 euros, with the purpose of releasing exuberant capital in connection with the share buyback programme, through the cancellation of up to 125,428,500 own shares acquired or to be acquired, as well as on related reserves, a reflection of the reduction in issues of convertible bonds issued by the company and amendment to the articles of association resulting from the resolution of reduction (article no. 4 of the articles of association))

Whereas:

A)	The Board of Directors declared its intention to develop a significant programme of share buyback;

B)

Following that announcement, the company acquired own shares within the scope and pursuant to the general resolution on acquisition and disposal of own shares made in the General Meeting of 4th April 2003;

C)

However, the fundamental purpose of returning net funds to the shareholders by a permanent release of exuberant capital that characterizes a share buyback programme, may only be fully materialized if the programme produces a reduction of capital by cancellation of own shares;

D)

It is expected that, in order to carry out the repurchase of own shares as is inherent to the share buyback programme, the company shall be in a position to use exclusively assets which, in accordance with articles no. 32 and 33 of the Companies Code, are distributable to the shareholders, and therefore, in view of the applicable law (and also considering that, in this possibility, the protection of the company’s creditors takes place by means other than judicial authorization), it is advisable that the capital reduction be made through cancellation of own shares acquired after the resolution of reduction;

E)

Therefore, the company has decided to proceed with the disposal of shares that it had acquired as referred to in Preamble B), doing so, however, with access to contractual instruments that make possible their repurchase;

F)

To the extent of the mandatory requirement in article 463, number 2, item b) of the Companies Code, the company must constitute a special reserve in an amount equivalent to the nominal value of such own shares to be cancelled and acquired after this resolution;

G)

As provided in the relevant terms of the issue, the capital reduction and the acquisition of own shares related thereto may be reflected, namely by adjustment of the conversion price, in issues of convertible bonds issued by the company,

Recommendation is made:

1)

To reduce the share capital in 125,428,500 euros through the cancellation of 125,428,500 own shares, the shares to be cancelled being shares to be acquired by the company subsequent to this resolution, and the special purpose of the reduction being the execution of the share buyback programme and the respective release of exuberant capital.

2)

To approve the acquisition of up to 125,428,500 own ordinary shares for implementation of the capital reduction resolution referred to in 1), such acquisition and quantities being additional to and independent of those mentioned in the general resolution on the acquisition and disposal of own shares as approved within the scope of item 6 of the order of business of this meeting, the terms and conditions of said general resolution being applicable to the acquisitions now decided under this resolution, with the following specifics:

(a)	The acquisition period shall be the one provided in number 4);

(b)	The acquisitions shall take place exclusively in the stock exchange, with the exception, if so is the case, of the 50 class A shares mentioned in number 3 of this resolution.

3)

That, the capital reduction not being limited to any certain class of shares, the shares to be acquired as provided in number 2 above may include 50 class A shares, in case the respective holding public entity or entities may wish to sell them, provided that in compliance with the legal provisions applicable to such disposal, thus reducing the quantity of ordinary shares to be acquired to a total corresponding to the difference between the total number provided in number 2 and the number of class A shares acquired.

4)

That, for the acquisitions referred to in numbers 2 and 3, be stipulated a period of acquisition ending on 24th December 2004 (unless in the meantime the whole amount of 125,428,500 shares was acquired), the capital reduction being limited to the amount corresponding to such own shares as may be purchased or cancelled until that date.

5)

That any other procedural terms pertaining to the acquisition be stipulated by the board of directors, this body remaining, however, without prejudice to any other applicable rules and the CMVM (the Portuguese Securities Commission) recommendations in matters of acquisition of own shares, obligated with a view to eliminate the discritionarity of the amount of shares to be acquired to meet the following procedures and minimum parameters whose goal is to eliminate any discretionary judgement with regard to the amount to be acquired:

(a)	Placing of at least one purchase order per week;

(b)	Total number of orders in each week of no less than 10% of the average daily volume of transactions in the stock exchange sessions of the preceding week;

(c)	Total number of orders that enable the completion of the acquisition in no less than the amount provided for in number 1 of this proposal.

6)

To approve the constitution, to the extent of the mandatory requirement in article 463, number 2, item b) of the Companies Code, of a special reserve up to the amount of 125,428,500 euros, corresponding to the nominal value of the own shares to be cancelled and acquired in execution of this resolution.

7)

To approve any possible readjustment of the conversion ratio of the convertible bonds issued by the company, whose issues have been approved by resolution of the General Meeting of 19th April 1999 and 5th February 2001 respectively, and by resolutions of the Board of Directors of 27th May 1999 and 22nd and 29th November 2001 respectively, in the terms provided for in the relevant conditions of issue, to which this resolution shall give rise, to be calculated and implemented by the Board of Directors.

Lisbon, 2nd March 2004

The Board of Directors

Conselho de Administração

ANNUAL GENERAL MEETING

PORTUGAL TELECOM, SGPS, S.A.

2nd April 2004

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 7 OF THE AGENDA:
ADDITIONAL PROPOSAL
(PROPOSAL II)

(To resolve on a possible reduction of the share capital, namely a reduction in up to 125,428,500 euros, with the purpose of releasing exuberant capital in connection with the share buyback programme, through the cancellation of up to 125,428,500 own shares acquired or to be acquired, as well as on related reserves, a reflection of the reduction in issues of convertible bonds issued by the company and amendment to the articles of association resulting from the resolution of reduction (article no. 4 of the articles of association))

Whereas:

The resolution passed by this meeting within the scope of this item of the agenda, to reduce the share capital,

Recommendation is made:

1)

That, in consequence of the capital reduction resolved and effective as of the date of said resolution, numbers 1 and 2, item a) of article 4 of the company’s articles of association, be modified to read as follows:

“ARTICLE No. 4
Share Capital

1.	The share capital is one thousand one hundred twenty eight million eight hundred fifty six thousand five hundred euros and is fully paid-up.
2.	The share capital is represented by one thousand one hundred twenty eight million eight hundred fifty six thousand five hundred shares with a nominal value of one euro each, distributed as follows:
a)	one thousand one hundred twenty eight million eight hundred fifty six thousand ordinary shares;
b)	(...)”

2)

That the wording of numbers 1 and 2, item a) of article no. 4 of the company’s articles of association, as hereby approved, be deemed automatically and proportionally readjusted should the capital reduction actually realized is in a lesser amount.

3)

That the Board of Directors be hereby authorized to define the articulation between the time for executing of this resolution and the execution of the resolution of capital reduction approved in the scope of this item in the agenda.

Lisbon, 19th February 2004

The Board of Directors

Board of Directors

ANNUAL GENERAL MEETING

PORTUGAL TELECOM, SGPS, S.A.

2nd April 2004

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 7 OF THE AGENDA:
ADDITIONAL PROPOSAL
(PROPOSAL III)

(To resolve on a possible reduction of the share capital, namely a reduction in up to 125,428,500 euros, with the purpose of releasing exuberant capital in connection with the share buyback programme, through the cancellation of up to 125,428,500 own shares acquired or to be acquired, as well as on related reserves, a reflection of the reduction in issues of convertible bonds issued by the company and amendment to the articles of association resulting from the resolution of reduction (article no. 4 of the articles of association))

Whereas:

A)	This meeting adopted a resolution for a capital reduction in the scope of this item of the Agenda;

B)	The company entered into and maintain valid contracts executed for derivative financial instruments that are capable of giving rise to the acquisition of own shares;

C)

Furthermore, the company retained the possibility of repurchasing certain own shares which it had acquired in stock exchange and decided to dispose of in accordance with the contractual instruments referred to in Preamble E) of said capital reduction resolution;

D)	Such purchase or repurchase may be of interest to the company, being capable of contributing to expedite or complete the execution of the capital reduction;

E)	Such contribution should be limited, however, to such shares the original acquisition of which took place in the stock exchange,

Recommendation is made, in addition to and independently of the capital reduction resolution passed in this meeting, that the following be approved:

The acquisitions to be made for carrying out the capital reduction resolution may also include, namely to expedite or complete the reduction approved and to the extent permitted in the law, the acquisition by the company of own shares to the counterparties in contracted derivative financial instruments providing for the purchase of own shares, or also the repurchase of shares disposed of by the company in the scope of the contractual instruments referred to in whereas E) of the capital reduction resolution, yet in both cases with limitation to the number of shares that may had been originally acquired in the stock exchange by the counterparties or by the company, respectively.

Lisbon, 2nd March 2004

The Board of Directors

Board of Directors

ANNUAL GENERAL MEETING

PORTUGAL TELECOM, SGPS, S.A.

2nd April 2004

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 8 OF THE AGENDA:
(PROPOSAL I)

(To resolve, as provided in article 8, no. 4 of the articles of association, on the parameters applicable in case of an issue of bonds convertible into shares as may be resolved by the Board of Directors, as well as on the issues of convertible bonds already carried out by the company)

Whereas:

A)

The convenience of pursuing the continued strengthening of Portugal Telecom, SGPS, S.A. shareholders’ equity, aiming at sizing it to adequate levels that enable sustaining the company’s business and internationalization plans, which requires resorting to public funds on a diversified and broad funding basis;

B)

That the internationalization and diversification of the company’s funding sources and shareholding base is a factor of reinforcement of solidity and autonomy, the promotion of which is of the utmost interest;

C)

That in this context it appears convenient to keep the options open for a possible new issue, by a subsidiary external to Portugal Telecom, SGPS, S.A. and possibly with a guarantee or support from the latter, of bonds or other securities to be placed under specialized segments of international institutional investors, securities which under certain conditions confer on the investors the right of conversion or exchange for Portugal Telecom, SGPS, S.A.’s ordinary shares (exchangeable securities), thus resuming the experience of two issues made earlier with considerable international success;

D)

That for preserving such openness it is important to create the legal mechanisms that would enable the external subsidiary carrying out such issue of exchangeable securities to have access to such Portugal Telecom, SGPS, S.A.’s ordinary shares as may be required to meet the exchanges that would take place;

E)

That in the Portuguese legal framework, and like in the two issues made earlier by Portugal Telecom International Finance, B.V., the said capacity of the subsidiary issuing exchangeable securities to have access to the ordinary shares, if and when required in order to fulfil the undertakings of optional exchange by the investors, requires a resolution to issue and place at the service of such international issue a suitable number, at such times and quantities as needed, of Portugal Telecom, SGPS, S.A.’s convertible securities that may give rise to new shares.

F)

That the possibility of implementing the said issue also requires, as provided in the company’s articles of association, that the parameters applicable to the issue of Portugal Telecom, SGPS, S.A.’s convertible bonds, which support the international issue of exchangeable securities by a subsidiary, be henceforth approved by the general meeting without prejudice to any possible subsequent readjustments;

G)	That additional flexibility may be assured by means of a resolution conferring on the Board of Directors the power to determine the time of the issue, in one or more series;

Recommendation is made:

1)

To approve the possible issue by Portugal Telecom, SGPS, S.A. of convertible securities approved by resolution of the Board of Directors, as provided for in the law and in the articles of association and in accordance with the following main parameters, without prejudice to any adaptation or development as may be decided by the Board of Directors, namely considering the final characteristics of the issue of convertible or exchangeable securities that it may support:

Amount of the issue:	Up to the maximum aggregate amount of or the currency equivalent to 600,000,000 euros.

Interest rate:	To be defined in accordance with the market conditions on the date of the issue.

Repayment:	One single final maturity at par, with possibility for early repayment at the option of the issuer, namely after the end of the third year.

Conversion base:

The number of securities required for conversion of the securities’ nominal amount in cash into one share shall be determined by the conversion price, calculated by adding a conversion premium to the market price in the domestic stock exchange of one share at the time of issue.

The anticipated conversion premium, to be adjusted at the time of the issue in accordance with the market conditions, shall not be less than 20% of the listing price considered, which could namely be the Euronext Lisbon closing price in the session immediately before the date of the issue (or the issue of the first series), subject to anti-dilution clauses as are usual in the market.

The conversion price initially determined shall prevail during the whole period of the issue, without prejudice to any possible readjustment by application of anti-dilution clauses as are usual in the market, in situations regulated in the resolution for the issue and under the terms or formulas stipulated therein.

Potential capital increase:

The maximum number of ordinary shares that can be initially issued in the increase or increases of capital as are implicit in the resolution of issue of convertible securities may not exceed the equivalent to 5% of Portugal Telecom, SGPS, S.A.’s share capital on the date of the resolution, without prejudice to the possibility of being exceeded at a later time as a result of subsequent readjustments to the conversion price referred to in the preceding paragraph.

Terms of the conversion:

The conversion may be requested daily, after an initial term stipulated in the resolution of issue, such periods of time stipulated in the resolution of issue being deemed to be a “conversion period” as provided in and for the purposes of article 370, number 1, item b) and number 3, item a) of the Companies Code.

Class:	The conversion or exchange shall be made exclusively with ordinary shares.

Issue:	In one time only or in series, as determined by the Board of Directors.

2)

To approve forthwith, as a result of the issue of convertible securities in the final terms as stipulated, such capital increase or increases as may be required to meet any applications for conversion requests which may be submitted.

3)	This resolution is conditional upon publication and coming into effect of a legal statute developing the juridical regime provided in Law no. 11/90 of 5th April.

Lisbon, 2nd March 2004

The Board of Directors

Board of Directors

ANNUAL GENERAL MEETING

PORTUGAL TELECOM, SGPS, S.A.

2nd April 2004

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 8 OF THE AGENDA:
(PROPOSAL II)

(To resolve, as provided in article 8, no. 4 of the articles of association, on the parameters applicable in case of an issue of bonds convertible into shares as may be resolved by the Board of Directors, as well as on the issues of convertible bonds already made by the company)

Whereas:

A)

In the scope of this item in the Agenda this meeting has approved the parameters applicable in case of a possible new issue of securities convertible into shares as may be resolved by the Board of Directors;

B)

In accordance with the two existing issues of convertible securities made in pursuance of a resolution of the Board of Directors, although approved following a prior resolution by the General Meeting, in accordance with the international practices certain events were established that may give rise to modification of the conversion ratio and, consequently, of the number of shares underlying the potential capital increases implicit in the issue of convertible securities (anti-dilution clauses);

C)

In the possible new issue as may be resolved and in the two existing issues, the occurrence of any events capable of giving rise to a modification of the conversion ratio is therefore reflected in future capital increases in amounts which, by nature, may not be determined at this point, whereas only the General Meeting has unrestricted authority in this matter.

D)

Therefore, the possibility of Portugal Telecom, SGPS, S.A. deciding without any restrictions to perform any acts of corporate significance having implications in the conversion ratio (such as a reduction, incorporation of reserves, capital increase at a discount for shareholders or similar actions) makes it advisable to clarify that any potential capital increases as are implicit to the issues of convertible bonds should not be based only on an authority limited in terms of quantity, as is the case of the Board of Directors, but rather decided under unlimited authority as that of the General Meeting, so that the possibility of adjusting the conversion price is not unjustifiably affected, thus restricting the capacity of the company to perform the acts determined by the General Meeting;

E)

Portugal Telecom, SGPS, S.A.’s articles of association (article 8, no. 4) provide for the necessary articulation between the parameters stipulated for any possible resolutions by the Board of Directors with regard to the issue of convertible bonds and the quantitative limits of the Board of Director’s authority to deliberate on the corresponding implicit capital increases;

F)

It is advisable to preserve the exercise of the authority hereby conferred on the Board of Directors, under article 4, no. 3 of the articles of association, in the new issues within the parameters approved by this meeting;

Recommendation is made:

That the General Meeting resolves to approve and assume, entirely its own for all legal purposes, the terms and conditions of issue of convertible bonds in the aggregate amount of Euro 509,435,000 as resolved by the Board of Directors on 27th May 1999, following resolution of the General Meeting on 19th April 1999, and the issue of convertible bonds in the aggregate amount of Euro 550,000,000 as resolved by the Board of Directors on 22nd November 2001 and 29th November 2001, following resolution of the General Meeting on 5th February 2001, namely with regard to the resolution, which the General Meeting also makes its own, substituting to the legally relevant extent the resolution of the Board of Directors, approving the implicit capital increases to the extent as may required to fulfil the applications for conversion that may be submitted, all without prejudice to preserving the authority of the Board of Directors to decide on any modifications to the terms of such issue and, particularly, the respective conversion price.

Lisbon, 2nd March 2004

The Board of Directors

Board of Directors

ANNUAL GENERAL MEETING

PORTUGAL TELECOM, SGPS, S.A.

2nd April 2004

ITEM 9 OF THE ORDER OF BUSINESS

REPORT WITH REGARD TO
ARTICLES 366, n° 2, C), 367, n° 2 and 460
OF THE COMPANIES CODE

I

JUSTIFICATION OF THE PROPOSAL OF
WAIVER OF THE RIGHT OF PRE-EMPTION

This report discusses the possible issue, by a fully owned subsidiary of Portugal Telecom, SGPS, S.A., and possibly under a guarantee from this one, of securities which give to the investors, under certain conditions, the right of conversion into or exchange for Portugal Telecom, SGPS, S.A.’s ordinary shares.

In order to enable and support such possible issue, a proposal for approval was submitted to Portugal Telecom, SGPS, S.A.’s General Meeting with regard to the issue by Portugal Telecom, SGPS, S.A. of bonds convertible into shares in the amount of up to 600,000,000 euros, for subscription in its entirety by an external subsidiary of Portugal Telecom, SGPS, S.A. that would make in the international market an issue of securities convertible into or exchangeable for Portugal Telecom, SGPS, S.A.’s ordinary shares, or by a financial institution, in order to place such convertible securities at the service of the conversion or exchange obligations arising from such issue in the international market.

In the configuration proposed by the Board of Directors – proposal which, together with this report, is open to inspection by the shareholders in the legal period prior to the date of the general meeting and is set forth herein – the issue of convertible securities shall necessarily require the waiver of the shareholders’ right of pre-emption, based on reasons of corporate interest which must be justified and its approval unequivocally recommended.

Multiple reasons led to the selection – and proposed to the shareholders, as regards the approval of parameters and the exclusion of their right of pre-emption – of this particular form of funding, the configuration of which naturally requires the same to be oriented to the exterior of the pre-existing circle of shareholders.

And all those reasons are in fact clearly confirmed by the success accomplished in the two similar issues made earlier by Portugal Telecom International Finance, B.V.

Firstly, one must bear in mind that the expansion of Portugal Telecom, SGPS, S.A. shareholder’s equity, aiming at sizing it to adequate levels that enable sustaining the company’s business and internationalization plans, has required, and will continue to require, having recourse to public funds which, in view of the continued increase in the size of the institution, a broader and more diversified funding basis.

Therefore, in view of the present situation and the absorption capacity of the domestic capitals market – especially the convertible securities investors market, a segment with little development in Portugal – it became imperative to consider the placement, namely in the international market in specialized segments of institutional investors, of issues of a size such as this one and with characteristics which, without excessive limitation by factors of rigidity related to the internal structure, may be suitable to the financial products usually accepted in those markets.

Furthermore, public issues of this magnitude in external markets always have the effect of enhancing the issuing company’s image and visibility in the financial community and international markets (through the qualified research that it originates and the means used in promoting the issue), thus reinforcing the company’s international prestige, credibility and negotiation strength as a participant in those international markets.

Thirdly, and in view of the effective conversion that may occur, it should be pointed out that the continued internationalization and diversification of Portugal Telecom, SGPS, S.A.’s shareholders base is a strengthening factor of solidity and autonomy of the utmost interest for the company – which this issue is mostly likely to bring about – both in the perspective of geographic dispersion and diversification of investors, thus creating and enhancing an additional market capable of increasing the liquidity of the securities and broaden the options for future funding needs.

II

FORM OF ALLOCATION AND CONDITIONS OF RELEASE
OF THE CONVERTIBLE BONDS

The convertible bonds to be issued shall be for initial subscription in their entirety by an external subsidiary of Portugal Telecom, SGPS, S.A., namely Portugal Telecom International Finance, B.V. or other company already existing or to be incorporated (or by a financial institution acting on its instructions as agent for the issue and undertaking under contract to place the issue at the service of fulfilling the applications for conversion or exchange, within the scope of the issue to be carried by the external subsidiary), to promote in the international market an issue of securities convertible for Portugal Telecom, SGPS, S.A.’s ordinary shares.

The entirety of the securities that constitute the issue shall be fully paid up at the time of subscription.

III

ISSUE PRICE AND CRITERIA FOR ITS DETERMINATION

The convertible bonds issue price will be equal to the respective nominal value, that is, the securities will be issued at par, with a nominal value of 5,000 euros each, or such other value as may be stipulated in the final conditions of the issue, in such a manner as to adjust it to the final value in the international issue that it is intended to support.

With regard to the bases of possible conversion into shares of the securities issued, one should first and foremost bear in mind that, given the characteristics and purposes of the operation, these are not conversion bases for an external reach, that is, oriented to the market, but rather instrumental conversion bases, that is, directed solely to give access to the shares needed by the subsidiary company issuing exchangeable securities to the market. It is however of the utmost convenience, although the conversion price in question defines only an internal relation between the two issues, that this issue reflects to the maximum possible extent (with any subsequent adjustments if necessary) the final conditions of the issue that will be placed in the market by the said Portugal Telecom, SGPS, S.A.’s subsidiary.

Therefore, having this instrumental nature – and maybe even an anticipatory nature as far as the final conditions of placement in the market are concerned – and as stated in the proposal submitted to the general meeting, the number of bonds needed for conversion into one share shall be determined by the “conversion price”, calculated by adding a “conversion premium” to the market price at the domestic stock exchange of one share of Portugal Telecom, SGPS, S.A. at the time of the issue.

The issue premium, to be finally established at the time of the issue, shall correspond to an interval determined by the conditions of the market, yet in any case is not expected to be less than 20% of the quotation that will be considered, namely Euronext Lisbon’s closing price in the latest session immediately before the date of the issue (or the issue of the first series), subject to anti-dilution clauses as are usual in the market.

The initial conversion price so established will prevail for the whole duration of the issue, without prejudice to any readjustment thereto, including any automatic readjustment in certain conditions to be provided in the terms of the issue (e.g. any structural changes in the issuing company) and in accordance with formulas also provided therein, in the scope of anti-dilution clauses as are usual in the market.

In any case, and as stated in the resolution on general parameters passed by the meeting, the amount of the initial capital increase may not exceed the equivalent to 5% of Portugal Telecom, SGPS, S.A.’s share capital on the date of the resolution, without prejudice to the possibility of being exceeded at a later time as a result of subsequent readjustments to the conversion price referred to in the preceding paragraph.

Lisbon, 2nd March 2004

The Board of Directors

Board of Directors

ANNUAL GENERAL MEETING

PORTUGAL TELECOM, SGPS, S.A.

2nd April 2004

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 9 OF THE AGENDA:

(To resolve on the waiver of the shareholders’ right of pre-emption in the subscription of a possible issue of convertible bonds as stated in item 8 of this order of business which may take place by resolution of the Board of Directors)

Whereas:

A)	The resolution passed by this meeting, in the scope of item 8 of the Agenda, approving the parameters for the issue of convertible securities as shall be resolved by the Board of Directors;

B)	The contents of the explanatory report organized by the Board of Directors as provided in article 366, no. 2, item c), article 367, no. 2 and article 460 of the Companies Code;

Recommendation is made:

1)

Bearing in mind that the issue of convertible bonds as may be resolved by the Board of Directors, which parameters and implicit capital increase have been approved in the scope of item 8 of this meeting’s Agenda, is intended to support the issue to be made by a subsidiary external to Portugal Telecom, SGPS, S.A. as provided therein, to waiver the shareholders’ right of pre-emption in the subscription of the possible issue of convertible bonds;

2)

That, therefore, the possible issue be made for subscription in its entirety by a subsidiary external to Portugal Telecom, SGPS, S.A. to effect in the international market an issue of securities convertible into or exchangeable for ordinary shares of Portugal Telecom, SGPS, S.A., namely the company Portugal Telecom International Finance, B.V. or another company wholly owned, directly or indirectly, by Portugal Telecom, SGPS, S.A., either existing or to be incorporated, or by a financial institution undertaking to place the said convertible bonds at the service of the conversion or exchange applications arising from such issue.

Lisbon, 2nd March 2004

The Board of Directors

Board of Directors

ANNUAL GENERAL MEETING

PORTUGAL TELECOM, SGPS, S.A.

2nd April 2004

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 10 OF THE AGENDA:

(To resolve on the issue of bonds and other securities of any nature by the Board of Directors, including the determination of value as provided in article 8, no. 3 and article 15, no. 1, item e) of the articles of association)

Whereas:

The provision in article 8, number 3 of the articles of association, and the possible needs of investment by the company as well as a desirable flexibility in the company’s management until the forthcoming Annual General Meeting;

Recommendation is made:

To establish in 1,500,000,000 euros, or its equivalent in other currency or currencies on the date of issue, the amount provided in article 8, no. 3 of the articles of association for issue by the company, by resolution of the Board of Directors, of bonds in any form or other debt instruments, alone or (in the portion related individually to the company) jointly with one or more companies in which the company holds, directly or indirectly, over 50% of the respective voting share capital, without prejudice to any issues made by such companies, with the exception of convertible bonds and bonds or other securities convertible in or exchangeable for Portugal Telecom, SGPS, S.A.’s shares, and bonds or other securities conferring a right to subscribe shares of Portugal Telecom, SGPS, S.A. in connection with which, although issued by a subsidiary, the limits approved in each case by the general meeting shall apply should the said meeting decide to stipulate such limits, also subject, as far as the company is concerned, to the parameters approved under the provision in article 8, number 4 of the articles of association.

Pending new resolution of the general meeting, the amount hereby stipulated shall be valid until exhausted, being deemed incremented by the repayments made or extinction of the securities, and taking into account, in the case of commercial paper programmes, the maximum amount of the programmes contracted (or any renewal or substitution thereof) which has been used from time to time, always deducting any repayments made.

Lisbon, 2nd March 2004

The Board of Directors

Board of Directors

ANNUAL GENERAL MEETING

PORTUGAL TELECOM, SGPS, S.A.

2nd April 2004

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 11 OF THE AGENDA:

(To resolve on the acquisition and disposal of bonds and other own securities)

Considering the convenience to the company and its subsidiaries to be able to use, in the terms provided in the law and in the common practice available to any company, the possibilities inherent to operations with own securities;

Bearing in mind the characteristics of the securities that can be issued by the company, including in connection with the issue of convertible or exchangeable securities made by the company or any subsidiary,

Recommendation is made:

1)

To approve, in any case where approval is legally required and subject to a resolution of the Board of Directors, the acquisition of own securities, already issued or to be issued, in any of its forms, in the following terms:

a)	Maximum number of bonds to be acquired: the number corresponding to the total of each issue, without prejudice to the limits stipulated by law, deducting any disposals made;

b)	Time during which the acquisition may be made: eighteen months from the date of this resolution;

c)

Forms of acquisition: purchase, in any form, namely original purchase or derivative purchase at a price in a stock exchange in which the securities are listed or purchase over-the-counter, whether made through financial intermediaries or not, besides the cases of conversion of convertible securities, which may be followed by cancellation;

d)

Minimum and maximum consideration of acquisitions: the price of acquisition should be contained in an interval of fifteen percent greater or lesser with reference to the lower and the average listing price, respectively, of the securities to be purchased in the stock exchanges where the acquisition is made, during the 5 exchange sessions immediately previous to the acquisition.

In the case of an issue not listed in a domestic exchange and placed in the international market, that interval shall be with reference to the average bid and offer price quoted in the AIBD (Association of International Bond Dealers)’s “Bond Book” in the week prior to the acquisition, regardless of whether the securities are quoted in a foreign exchange or not.

In the case of an issue neither listed nor referenced in the said “Bond Book”, that interval shall be with reference to the estimated value calculated by a financial intermediary or independent consultant appointed by the Board of Directors.

In the case of an acquisition in connection or in compliance with the conditions of issue of other securities, or a contract related to such issue, the price shall be that arising from the terms of such issue or contract;

e)

Time of acquisition: to be determined by the Board of Directors having regard to the situation of the securities market and the convenience or obligations arising from the law, contract or issue of other securities leading to the purchase, being made in one or more times and in such proportions as the Board of Directors may stipulate.

2)

To approve, except in the cases of conversion or redemption and subject to the specific authority of the Board of Directors, the disposal of own securities including those which may have been acquired, subject to resolution of the Board of Directors and in the following terms:

a)

Minimum number of bonds to be disposed of: the number corresponding to the minimum block of shares which at the time of disposal may be legally stipulated for the bonds of the company, or such lesser quantity as may be sufficient to fulfil any obligation undertaken by virtue of the law, a contract or the issue of other securities;

b)	Time during which the disposal may take place: eighteen months from the date of this resolution;

c)

Form of disposal: disposal at a price in any form, namely sale or exchange, to be made in a stock exchange or over-the-counter in favour of certain entities designated by the Board of Directors (in compliance, in the case of bonds convertible in shares, with the principle of equality of shareholders as provided in the law) or, in case of a disposal in connection with or for implementation of a stock options programme or fulfilment of obligations undertaken arising from the law, issue of other securities or a contract, including a contract related to the issue of convertible or exchangeable securities or to the conversion thereof, as provided in the relevant terms and conditions;

d)

Minimum price: no more than fifteen percent below the prices stated in no. 1, item d) of this resolution, as applicable, or such other price as may be stipulated in accordance with the terms and conditions of a stock options programme or issue of other securities, including convertible securities, or a contract related to such programme, issue or conversion, where the disposal is made in connection or in compliance with the applicable terms;

e)

Time of disposal: to be determined by the Board of Directors, in view of the market conditions and the convenience or obligations undertaken, and being made in one or more times and in such proportions as the Board of Directors may stipulate.

Lisbon, 2nd March 2004

The Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2004

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.